SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Mr. Yuqiang Deng

Mr. Zhi Zhu

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 (20) 6681-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

CUSIP No. 86737M 100

1.	Name of reporting person. Yuqiang Deng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust limited in its capacity as trustee of the Deng Family Trust may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust limited in its capacity as trustee of the Deng Family Trust may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (2)
14.	Type of reporting person (see instructions) IN

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	Based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. Freedom First Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Deng Holdings Limited, Credit Suisse Trust limited in its capacity as trustee of the Deng Family Trust may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Deng Holdings Limited, Credit Suisse Trust limited in its capacity as trustee of the Deng Family Trust may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (2)
14.	Type of reporting person (see instructions) CO

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (2)
14.	Type of reporting person (see instructions) CO

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	Based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. DENG Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Momoko Limited, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (2)
14.	Type of reporting person (see instructions) CO

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	Based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. Momoko Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Yuqiang Deng, Sunflower Parent Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (3)
14.	Type of reporting person (see instructions) CO

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	Based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. Sunflower Parent Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

    1 ordinary share. (1) Yuqiang Deng, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	8.	Shared voting power 0
9.

Sole dispositive power

    1 ordinary share. (1) Yuqiang Deng, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may also be deemed to have sole voting power with respect to the above share.

	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1 ordinary share. (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100% (3)
14.	Type of reporting person (see instructions) CO

(1)	represents 1 ordinary share held by Sunflower Parent Limited, a Cayman Islands company owned as to approximately 69.30% by Momoko limited which is currently wholly owned by Freedom First Holdings Limited. Freedom First Holdings Limited is wholly owned by DENG Holdings Limited, which is wholly owned by DENG Family Trust, of which Mr. Yuqiang Deng is the settlor and Credit Suisse Trust Limited acts as the trustee.
(2)	Based on a total of 1 ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M 100

1.	Name of reporting person. Zhi Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) IN

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D jointly filed by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, DENG Holdings Limited, and Mr. Zhi Zhu (collectively and together with Momoko Limited and Sunflower Parent Limited, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2015, as previously amended and supplemented by Amendment No. 1 filed on May 20, 2015, Amendment No. 2 filed on June 8, 2015 and Amendment No. 3 filed on June 19, 2015 (collectively, the “Original 13D”). Except as amended and supplemented, or amended and restated, herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented as follows:

On November 16, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time). At the extraordinary general meeting, the shareholders of the Company voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger.

On November 17, 2015, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of November 17, 2015, pursuant to which the Merger became effective on November 17, 2015. As a result of the Merger, the Company ceased to be a publicly traded company and will continue its operations as a private company wholly owned by Sunflower Parent Limited (the “Parent”), with one ordinary share outstanding (which is owned by Parent).

At the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.81667 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$4.90, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain shares held by Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited (the “Rollover Shares”) and the shares held by the Parent, the Company or any of their subsidiaries (including such shares represented by ADSs) immediately prior to the effective time of the Merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the ‘‘Dissenting Shares’’), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent in accordance with the Merger Agreement and the Equity Contribution Agreement.

At the Effective Time, each option to purchase Shares (each, a “Company Option”), and right to purchase Shares (each, a “Company Share Purchase Right”), in each case granted under the Company’s Amended and Restated 2006 Global Share Plan, the Company’s Amended and Restated 2010 Global Share Plan and the Company’s Amended and Restated 2013 Share Incentive Plan (as amended and supplemented, collectively, the “Share Incentive Plans”) that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$0.81667 over the per share exercise price of such Company Option or Company Share Purchase Right and (b) the number of Shares (including Class A ordinary shares represented by ADSs) underlying such Company Option or Company Share Purchase Right in cash, without interest and net of any applicable withholding taxes.

At the Effective Time, each outstanding restricted share (each, a “Company Restricted Share”) and restricted share unit of the Company (each, a “Company RSU”), in each case granted under the Share Incentive Plans that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the US$0.81667 in respect of the number of Shares underlying such Company Restricted Share or Company RSU, in cash, without interest and net of any applicable withholding taxes.

Following the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Ordinary Shares underlying them will become effective and the reporting obligations of the Company under the Securities Exchange Act of 1934 will be terminated.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Equity Contribution Agreement.

As of the date hereof, each of Mr. Yuqiang Deng, Parent, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited and Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust beneficially owns 1 ordinary share of the Company, which is directly held by Parent. Such 1 ordinary share represents 100% of the outstanding ordinary share of the Company. Deng Holdings Limited, a Guernsey company, is wholly owned by Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust. Freedom First Holdings Limited, a British Virgin Islands Company, is wholly owned by Deng Holdings Limited. Momoko Limited, a British Virgin Islands Company is wholly owned by Freedom First Holdings Limited. Parent, a Cayman Islands company, is owned as to approximately 69.30% by Momoko Limited. Mr. Yuqiang Deng is the sole director of both Momoko Limited and Parent. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Mr. Yuqiang Deng, Parent, Momoko Limited, Freedom First Holdings Limited, Deng Holdings Limited and Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust may be deemed to beneficially own the share directly held by Parent in the Company.

The above disclosure of percentage information, with respect to the share capital in the Company, is based on a total of one ordinary share of the Company as of the date hereof.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares during the past 60 days.

(d) – (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:***	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:***	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:***	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.09:	Joint Filing Agreement by and between the Reporting Persons, dated as of November 18, 2015.

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.
***	Previously filed on June 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 18, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Zhi Zhu	By:	/s/ Zhi Zhu
	Name:	Zhi Zhu

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

Momoko Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Sunflower Parent Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

INDEX TO EXHIBITS

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:***	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:***	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:***	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.09:	Joint Filing Agreement by and between the Reporting Persons, dated as of November 18, 2015.

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.
***	Previously filed on June 8, 2015.